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CYTR Cooperation Agreement Benefits to Shareholders

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New Board Member

I will be working with a national search firm to identify a potential new board member. The Company will select the new board member from the candidates we identify prior to the 2021 Shareholder Meeting.

Salary and Bonus Freeze

For 2020 and 2021, salaries and bonuses for the two top executive officers are capped at $1,500,000, representing a $40,000 annual reduction from reported 2019 amounts.

Eliminating Stock Option Compensation

For 2020 and 2021, stock option awards for the two top executive officers and the board members are eliminated, representing a $1,079,100 annual reduction from 2019 amounts.

Preventing Shareholder Dilution

Absent unusual circumstances, the Company may not make any shareholder proposals to increase the number of shares of the Company until after the 2022 Shareholder Meeting.

Ending Expenses of the Proxy Contest

The Company anticipated spending $300,000 in incremental expenses relating to the Proxy Contest based on the information available to it at the time of that estimate. Reaching a cooperation agreement likely reduced total actual Company expenses had the Proxy Contest continued to conclusion.

Accountability

If either I or the Company violates the terms of our Cooperation Agreement, the other party has the right to request the specific performance of its provisions in a court of law.

Documents

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CytRx Corporation Hammann Cooperation Agreement and former Proxy Materials.

CYTR Hammann 2020 Cooperation Agreement (pdf)

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Hammann Proxy Statement for CytRx Corporation 2020 Shareholder Meeting (pdf)

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Hammann White Proxy Card for CytRx Corporation 2020 Shareholder Meeting (pdf)

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Hammann Letter re_ CytRx Corporation 2020 Shareholder Meeting (pdf)

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Hammann Letter Responding to CytRx Corporation Defamation Attempts (pdf)

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Supreme_Court_Petition_2020_06_16 FINAL Modified Third (pdf)

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Appendix 2020 06 02 FINAL (pdf)

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Frequently Asked Questions



Can I still vote using the WHITE proxy card?

No. The WHITE proxy card is no longer valid.

What if I already voted using the WHITE Proxy Card?

Your are still entitled to vote using the BLUE proxy card provided by the Company.

Does this mean you are shifting away from all things CYTR?

No. I will be involved in finding a new Board member for the Company in 2020 and 2021. I will also be monitoring compliance with the Cooperation Agreement through 2022. I must, however, sell all of the shares I currently hold in the Company within one year.

What's next for you?

Catching up on lost sleep and rescheduling some delayed vacation plans are high priorities. I will also go back to work on completing a patent application that this proxy contest has delayed. Finally, I have been approached by an activist investor who has asked me to consider running as a candidate in contested proxy elections which he initiates. If you have stocks in your portfolio relating to companies you think could benefit from new board composition, please let me know and I will forward your ideas on to this activist investor.

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